Fixed Income Investor Presentation November 2019 Fixed Income Investor Presentation November 2019 Dated November 21, 2019 Filed pursuant to Rule 433 Registration No. 333-223411 Supplementing the Preliminary Prospectus Supplement dated November 21, 2019 (to Prospectus dated March 30, 2018)

Forward-Looking Statements This presentation contains forward-looking statements. Any statements about Triumph Bancorp, Inc.’s (“Triumph,” “TBK,” “we,” “us” or “our”) expectations, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “could,” “may,” “will,” “should,” “seeks,” “likely,” “intends,” “goal,” “plans,” “pro forma,” “projects,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods that may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: business and economic conditions generally and in the bank and non-bank financial services industries, nationally and within our local market areas; our ability to mitigate our risk exposures; our ability to maintain our historical earnings trends; risks related to the integration of acquired businesses (including our acquisitions of First Bancorp of Durango, Inc., Southern Colorado Corp., and the operating assets of Interstate Capital Corporation and certain of its affiliates) and any future acquisitions; changes in management personnel; interest rate risk; concentration of our factoring services in the transportation industry; credit risk associated with our loan portfolio; lack of seasoning in our loan portfolio; deteriorating asset quality and higher loan charge-offs; time and effort necessary to resolve nonperforming assets; inaccuracy of the assumptions and estimates we make in establishing reserves for probable loan losses and other estimates; lack of liquidity; fluctuations in the fair value and liquidity of the securities we hold for sale; impairment of investment securities, goodwill, other intangible assets, or deferred tax assets; our risk management strategies; environmental liability associated with our lending activities; increased competition in the bank and non-bank financial services industries, nationally, regionally, or locally, which may adversely affect pricing and terms; the accuracy of our financial statements and related disclosures; material weaknesses in our internal control over financial reporting; system failures or failures to prevent breaches of our network security; the institution and outcome of litigation and other legal proceedings against us or to which we become subject; changes in carry-forwards of net operating losses; changes in federal tax law or policy; the impact of recent and future legislative and regulatory changes, including changes in banking, securities, and tax laws and regulations, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and their application by our regulators; governmental monetary and fiscal policies; changes in the scope and cost of the Federal Deposit Insurance Corporation insurance and other coverages; failure to receive regulatory approval for future acquisitions; and increases in our capital requirements. While forward-looking statements reflect our good-faith beliefs, they are not guarantees of future performance. All forward-looking statements are necessarily only estimates of future results. Accordingly, actual results may differ materially from those expressed in or contemplated by the particular forward-looking statement, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events or circumstances, except as required by applicable law. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see “Risk Factors” and the forward-looking statement disclosure contained in our Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 12, 2019. Non-GAAP Financial Measures This presentation includes certain non‐GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Reconciliations of non‐GAAP financial measures to GAAP financial measures are provided at the end of the presentation. Numbers in this presentation may not sum due to rounding. Unless otherwise referenced, all data presented is as of September 30, 2019. NO OFFER OR SOLICITATION This presentation shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. ADDITIONAL INFORMATION ABOUT THE OFFERING Triumph has filed a shelf registration statement on Form S-3 (including a prospectus) with the SEC which was declared effective on March 30, 2018. Before you invest in the offering to which this communication relates, you should read the prospectus in that registration statement and the preliminary prospectus supplement related to the offering and the other documents Triumph will file with the SEC for more complete information about Triumph and the offering. You may get documents for free by visiting the SEC web site at www.sec.gov. Alternatively, Triumph, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Keefe, Bruyette & Woods, A Stifel Company at 787 Seventh Avenue, Fourth Floor, New York, NY 10019, by e-mail at USCapitalMarkets@kbw.com, by fax at 212-581-1592, or by calling 1-800-966-1559. PAGE DISCLAIMER

PRELIMINARY TERM SHEET Issuer (Exchange: Ticker) Security Offered Current Security Rating1 Offering Type Term Optional Redemption Special Redemption Coupon Frequency Covenants Use of Proceeds Sole Book-Running Manager Triumph Bancorp, Inc. (Nasdaq: TBK) Holding company subordinated debt BBB- by Kroll Bond Rating Agency SEC registered 10-year Non-call for 5 years; callable on any interest rate payment date at par thereafter Upon certain special events Fixed Rate for 5 years paid semi-annually; floating rate paid quarterly thereafter Consistent with regulatory requirements for Tier 2 capital General corporate purposes2 Keefe, Bruyette & Woods, A Stifel Company 1 A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating. 2 Includes repurchasing securities (including common stock), extending credit to, or funding investments in, subsidiaries and repaying, reducing or refinancing indebtedness. PAGE

Corporate Overview 4

KEY CREDIT INVESTOR HIGHLIGHTS PAGE 1 Please refer to non-U.S. GAAP reconciliation in appendix. Differentiated Business Model Combination of community bank and commercial finance lending, supported by core deposit funding, produces top decile net interest margins Deep expertise in transportation sector Multiple product types and broad geographic footprint creates a more diverse business model than other banks our size Financial Performance For the nine months ended September 30, 2019, generated return on average assets (ROAA) of 1.20%, return on average equity (ROAE) of 8.63% and return on average tangible common equity (ROATCE) of 12.38%1 Long term goal of ROAA in excess of 2% and ROATCE1 in excess of 20% over long term Generating Excess Capital Through Organic Growth Focusing on our highest return businesses (transportation finance) for asset growth Within community bank, shifting away from M&A towards organic deposit growth, full deposit and loan relationships, and operational efficiency Expect to generate excess capital through higher returns and slower asset growth Experienced Management Executive management team with strong track record of working together, supplemented by several recent additions with deep experience from much larger financial institutions Excellence in Risk Management Well diversified credit exposure by product type and geography September 30, 2019 NPAs / Assets below 1% Annual net charge-offs on the entire loan portfolio have been less than 0.30% for five consecutive years Low rolling twelve quarter annual charge-offs of 0.36% in the factoring portfolio at September 30, 2019 6

COMPANY OVERVIEW PAG PAGE E Loans by State1 as of September 30, 2019 27% Texas 23% Colorado 1% Kansas 7% Iowa 14% Illinois 4% New Mexico 1 States with a physical branch presence. Data is based on the domicile of the borrower. Excludes factored receivables. 61 Total Branches 37 in Colorado 15 in Illinois 3 in Iowa 3 in New Mexico 2 in Kansas 1 in Texas Branch Locations as of September 30, 2019 Total Assets $5.0 billion Market Cap $808.7 million Total Loans $4.2 billion Total Deposits $3.7 billion 5

LOAN PORTFOLIO PAGEPAGE Total Loans1 Community Banking Focused on core deposit generation and business lending in the communities we serve Commercial Finance Factoring, asset based lending, and equipment finance produce top tier return on assets National Lending Mortgage warehouse to provide portfolio diversification, premium finance to complement our commercial finance products, and liquid credit to opportunistically scale our loan portfolio $4,216.9 1 Total loans include $4.5 million of 1-4 residential mortgage loans held for sale and $3.0 million of commercial liquid credit loans held for sale. Note: Chart data labels – dollars in millions 7

LOAN PORTFOLIO DETAIL PAGEPAGE Community Banking 53% of Total Portfolio National Lending 17% of Total Portfolio Commercial Finance 30% of Total Portfolio $2,211.2 $729.6 $1,276.1 1 Includes $4.5 million of mortgage loans held for sale. 2 Includes $3.0 million of liquid credit loans held for sale. Note: Chart data labels – dollars in millions

TRANSPORTATION FINANCE PAGE 1 Gross transportation revenue consists of factoring revenue from transportation clients, interest and fees from commercial loans to borrowers in transportation industries, transportation related insurance commissions, and revenue from TriumphPay. Total gross revenue consists of total interest income and noninterest income. 2 Transportation assets include transportation related factored receivables and commercial loans to borrowers in transportation industries. By proudly banking the trucking industry, we intend to be a dominant player in a large industry that is a profitable sector for a well-positioned bank. Products we offer to transportation clients include: Checking Treasury management Factoring Equipment finance TriumphPay Commercial lending Fuel cards Premium finance Insurance brokerage 12 1 2

TRIUMPH BUSINESS CAPITAL FACTORING PAGE PAGE Yield of 18.23% in the third quarter of 2019 Average annual charge-off rate of 0.36% over the past 3 years 6,471 factoring clients at September 30, 2019 1 On June 2, 2018, we acquired $131.0 million of transportation factoring assets via the acquisition of Interstate Capital Corporation and certain of its affiliates. 9 1 1 Client Portfolio Mix

CARRIER PAYMENT PLATFORM PAGE 13 Invoice and Payment Trends Clients on Platform

STRATEGIC FOCUS PAGE 6 Leverage our Strengths in Transportation Focus resources on growing our strongest businesses (transportation finance) Pursue enterprise relationships across our transportation lines of business Accelerate investment in product extensions (insurance, bank accounts, fuel, data) Optimize the Balance Sheet Shift focus in community bank from asset growth to ROAA and ROAE Leverage investments in treasury management to pursue full relationship banking and core deposit capture Maintain prudent capital levels while returning excess capital to shareholders Drive Operational Efficiency Shift away from bank M&A and focus on achieving operational efficiency Optimize cost structure for sub $10 billion in assets Implement automation initiatives to reduce service costs at Triumph Business Capital

Financial Overview 15

Q3 2019 RESULTS AND RECENT DEVELOPMENTS PAGE Diluted earnings per share of $0.56 for the quarter Total loans held for investment portfolio growth of $373.5 million Diversified loan growth, including $35.1 million in community banking, $89.0 million in commercial finance, and $249.4 million in national lending Deposit growth of $38.9 million, or 1.1% Noninterest bearing demand deposit growth of $70.0 million, or 10.2% Repurchased 850,093 shares of common stock into treasury stock under the stock repurchase program at an average price of $29.38, for a total of $25.0 million $14.3 million Net income to common stockholders LOAN GROWTH 9.7% Loans Held for Investment NIM 5.85% Net Interest Margin1 ROATCE 12.56% Return on Average Tangible Common Equity2 TCE/TA 9.10% Tangible Common Stockholders’ Equity Ratio2 1 Includes discount accretion on purchased loans of $1,159 in Q3 2019 (dollars in thousands). 2 Please refer to non-U.S. GAAP reconciliation in appendix. 16

PAPAGE GE NET INTEREST INCOME TO AVERAGE ASSETS Q3 5.31% Goal 6.00 - 6.50% NET OVERHEAD RATIO Q3 3.64% Goal 3.00 - 3.50% 1 Please refer to non-U.S. GAAP reconciliation in appendix. Note: Annualized performance metrics presented are for the three months ended September 30, 2019. LONG TERM PERFORMANCE GOALS VS ACTUAL Q3 PRE-PROVISION NET REVENUE Q3 1.67% Goal > 3.00% CREDIT COSTS Q3 0.23% Goal < 0.30% TAXES Q3 0.27% Goal ~ 0.57% RETURN ON AVERAGE ASSETS Q3 1.17% Goal > 2.00% AVERAGE TANGIBLE COMMON EQUITY TO AVERAGE ASSETS1 Q3 9.34% Goal ~ 8.75% RETURN ON AVERAGE TANGIBLE COMMON EQUITY (“ROATCE”) 1 Goal > 20.00% Q3 12.56% 17

STRONG EARNINGS PERFORMANCE 1 Please refer to non-U.S. GAAP reconciliation in appendix. Note: Chart data labels – dollars in millions PAGE Net Income To Common Stockholders 1

PROFITABILITY METRICS 1 Please refer to non-U.S. GAAP reconciliation in appendix. PAGE 19 Return on Assets (%) Return on Equity (%) Net Interest Margin (%) Efficiency Ratio (%) 1 1 1 Adjusted Adjusted

LOAN YIELDS AND NET INTEREST MARGIN 1 Includes discount accretion on purchased loans of $1.3mm in 3Q18, $1.4mm in 4Q18, $1.6mm in 1Q19, $1.3mm in 2Q19 and $1.2mm in 3Q19. 2 SNL U.S. Bank $1-$5B: Includes all Major Exchange (NYSE, NYSE MKT, NASDAQ) Banks in SNL’s coverage universe with $1B to $5B in Assets. PAGE 20 LOAN YIELDS AND NET INTEREST MARGIN 1 1 2

CURRENT CAPITAL POSITION Common Equity Ratios (%) Tier 1 Leverage Ratio (%) Total Risk Based Ratio (%) Tier 1 Risk-Based Ratio (%) 1 Please refer to non-U.S. GAAP reconciliation in appendix. Note: Well capitalized levels as determined by federal regulations. Well Capitalized: 5.00% Well Capitalized: 10.00% Well Capitalized: 8.00% PAGE 1

PRO FORMA CAPITAL RATIOS Pro forma bars represent TBK’s capital ratios pro forma for $35 million in subordinated debt raised as of September 30, 2019 1 Please refer to non-U.S. GAAP reconciliation in appendix. Note: Net cash proceeds of $34.0 million (after underwriting discounts) is assumed to carry a 0% risk weighting. Pro Forma Capital Ratios PAGE 1

ASSET QUALITY PAGE 23 NPAs / Total Assets (%) ALL / Total Loans (%) NCOs / Average Loans (%)

DEPOSIT MIX PAGPAGE E 1 Other interest bearing deposits include interest bearing deposits, individual retirement, money market and savings accounts. 2 Deposits totaling $601.2 million and $73.5 million were assumed on September 8, 2018 in the First Bancorp of Durango, Inc. and Southern Colorado Corp. acquisitions, respectively. 3 Deposits totaling $293.4 million and $160.7 million were assumed during 2017 in the Valley Bank & Trust and Independent Bank - Colorado Branches acquisitions, respectively. 4 Deposits totaling $653.0 million were assumed during 2016 in the ColoEast Bankshares, Inc. acquisition. Deposit Balances1 ‘19Q3 Deposit Mix 1 2 3,4 3 4

Appendix 25

FINANCIAL HIGHLIGHTS PAGE 1 Reconciliations of non-GAAP financial measures can be found at the end of the presentation. Adjusted metrics exclude material gains and expenses related to merger and acquisition-related activities, net of tax where applicable. 2 Includes discount accretion on purchased loans of $1,271 in 3Q18, $1,411 in 4Q18, $1,557 in 1Q19, $1,297 in 2Q19, and $1,159 in 3Q19 (dollars in thousands). 3 Asset quality ratios exclude loans held for sale.

KROLL RATING AS OF OCTOBER 28, 2019 TBK’s Kroll ratings reflect an overall strong credit profile Source: Kroll Bond Rating Agency 1 Kroll Ratings Scale: https://www.krollbondratings.com/ratings/methodologies/rating-scales 2 A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating. PAGE Entity Type Rating 1,2 Outlook Triumph Bancorp, Inc. Senior Unsecured Debt BBB Stable Subordinate Unsecured Debt BBB- Stable Short-Term Senior Unsecured Debt K3 N/A TBK Bank, SSB Deposit BBB+ Stable Senior Unsecured Debt BBB+ Stable Subordinate Unsecured Debt BBB Stable Short-Term Deposit K2 N/A Short-Term Senior Unsecured Debt K2 N/A

HISTORICAL INTEREST COVERAGE Note: All dollars in thousands. 1 Interest rate of 4.75% for illustrative purposes only. PAGE

NON-GAAP FINANCIAL RECONCILIATION

Non-GAAP Financial Reconciliation							
(Dollars in thousands)	For the year ended 12/31,					For the nine months ended,	
	2014	2015	2016	2017	2018	9/30/2018	9/30/2019
Net Income	$19,789	$29,133	$20,700	$36,220	$51,708	$33,623	$41,835
Dividends on Preferred Stock	(780)	(780)	(887)	(774)	(578)	(578)	-
Income attributable to noncontrolling interests	(2,060)	-	-	-	-	-	-
Net Income to Common	$16,949	$28,353	$19,813	$35,446	$51,130	$33,045	$41,835
Net Income	$19,789	$29,133	$20,700	$36,220	$51,708	$33,623	$41,835
Transaction costs	-	243	1,618	2,013	6,965	6,965	-
Gain on sale of subsidiary or division	-	-	-	(20,860)	(1,071)	(1,071)	-
Gain on branch sale	(12,619)	-	-	-	-	-	-
Bargain purchase gain	-	(15,117)	-	-	-	-	-
Incremental bonus related to transaction	-	1,750	-	4,814	-	-	-
Escrow recovery from DHF	-	(300)	-	-	-	-	-
Tax effect of adjustments	4,727	(592)	(251)	5,153	(1,401)	(1,401)	-
Adjusted Net Income	$11,897	$15,117	$22,067	$27,340	$56,201	$38,116	$41,835
Dividends on Preferred Stock	(780)	(780)	(887)	(774)	(578)	(578)	-
Income attributable to noncontrolling interests	(2,060)	-	-	-	-	-	-
Adjusted Net Income to Common	$9,057	$14,337	$21,180	$26,566	$55,623	$37,538	$41,835
Net Income	$19,789	$29,133	$20,700	$36,220	$51,708	$33,623	$41,835
Average Assets	1,353,421	1,537,856	2,079,756	2,844,916	3,900,728	3,702,513	4,680,234
ROAA (%)	1.46%	1.89%	1.00%	1.27%	1.33%	1.21%	1.20%
Adjusted Net Income	$11,897	$15,117	$22,067	$27,340	$56,201	$38,116	$41,835
Average Assets	1,353,421	1,537,856	2,079,756	2,844,916	3,900,728	3,702,513	4,680,234
Adjusted ROAA (%)	0.88%	0.98%	1.06%	0.96%	1.44%	1.38%	1.20%
Net Income	$19,789	$29,133	$20,700	$36,220	$51,708	$33,623	$41,835
Average Total Stockholders' Equity	182,011	257,551	282,416	339,911	559,450	534,958	647,787
ROAE (%)	10.87%	11.31%	7.33%	10.66%	9.24%	8.40%	8.63%
Adjusted Net Income to Common	$9,057	$14,337	$21,180	$26,566	$55,623	$37,538	$41,835
Average Tangible Common Equity	116,817	218,392	236,660	283,561	429,745	430,080	451,752
Adjusted ROATCE (%)	7.75%	6.56%	8.95%	9.37%	12.94%	11.67%	12.38%

TRIUMPH

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NON-GAAP FINANCIAL RECONCILIATION PPAGE AGE Note: Ratios may not calculate due to rounding.